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                                                                    EXHIBIT 99.3
                                 Daniel Gilbert
                              20555 Victor Parkway
                             Livonia, Michigan 48152


December 3, 2002

Mr. Stephen M. O'Hara
Chairman of the Board and Chief Executive Officer
Rawlings Sporting Goods Company, Inc.
1859 Intertech Drive
Fenton, Missouri 63026

Dear Mr. O'Hara:

         As the largest stockholder of Rawlings Sporting Goods Company, Inc. (the "Company" or "Rawlings"), I read with great interest the Company's November 27, 2002 press release announcing that the Company is evaluating an "expression of interest" for a purchase of the Company in a stock-for-stock transaction.

         I am pleased to offer to acquire all of the outstanding common stock of Rawlings for a price per share of $8 in cash. This offer represents a premium of 39% over the average closing price of the Company's stock for the twenty trading days ending November 26, 2002, the day before the Company's November 27, 2002 announcement, and a premium of 29% over the closing price of the Company's stock on November 26, 2002. I believe this all cash proposal presents Rawlings shareholders with an attractive alternative to a stock-for-stock transaction which unnecessarily exposes stockholders to market and stock price risk in a difficult stock market environment.

         As is the case with the expression of interest you are evaluating, my proposal is subject to the negotiation and execution of a definitive agreement containing customary representations, warranties, covenants and conditions as well as being afforded the opportunity to conduct an appropriate due diligence review of the Company. My proposal is also subject to the Company's removal of its newly-adopted shareholder rights plan which the Company announced is designed to facilitate enhanced value for all shareholders.

         Depending on the results of my due diligence review, I may be prepared to increase my offer. I am willing to execute a confidentiality agreement pursuant to which I and my advisors would agree to keep confidential any information disclosed by the Company in connection with the due diligence review. I and my advisors are prepared to commence such a review promptly. I have retained Allen & Company LLC and Cadwalader, Wickersham & Taft as my financial and legal advisors.

         Subject to the above conditions, I am also prepared to structure the transaction in the form of a tender offer so that shareholders will receive their cash consideration much earlier than would be the case with a stock-for-stock merger transaction.


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                                                                December 3, 2002


         I would be happy to meet with you and your Board at your earliest convenience to discuss this proposal in greater detail. I am committed to working with you to negotiate and sign a definitive agreement and to complete this transaction as soon as practicable.

         On behalf of your shareholders, I urge you and the Board to recognize the substantial value of this transaction.

         Please contact me as soon as possible so that we can set a date and time to commence the due diligence review.

         Sincerely,



         Daniel Gilbert

cc:      Board of Directors, Rawlings Sporting Goods Company, Inc.